UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

--------------

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

China Health Resource, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per Share

(Title of Class of Securities)

16942M207

(CUSIP Number)

Jiayin Wang

343 Sui Zhou Zhong Road

Suining City, Sichuan Province, P.R. China. 629000

Telephone: (617) 777-0401

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 30, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box:

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).

CUSIP No. 16942M207	Page 2 of 8 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Sichuan Yinfa Resource Development Co., Ltd.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [	]
(b) [	]

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
[	]

6	CITIZENSHIP OR PLACE OF ORGANIZATION	The People’s Republic of China

7	SOLE VOTING POWER
NUMBER OF SHARES	0
BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY EACH                                                             55,500,000(1)

REPORTING PERSON	9	SOLE DISPOSITIVE POWER

WITH                                                                                     0

10	SHARED DISPOSITIVE POWER

55,500,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,500,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[	]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.9%(2)

14	TYPE OF REPORTING PERSON
CO

(1) The Reporting Persons beneficially own 43,000,000 outstanding shares of the Issuer’s Common Stock and have the right to acquire 12,500,000 shares of Common Stock within the next sixty (60) days through the automatic conversion of the Note described herein.

(2) This percentage is a fraction having its numerator as 55,500,000 shares of the Issuer’s Common Stock (the sum of 43,000,000 outstanding shares acquired on December 30, 2008 plus 12,500,000 shares that will be acquired within the next sixty (60) days), an amount equal to the aggregate number of shares owned beneficially by the Reporting Persons. The denominator of the fraction is 154,788,894 shares of the Issuer’s Common Stock (the sum of 99,288,894 outstanding shares, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2008, plus 55,500,000 shares acquired or to be acquired by the Reporting Persons as set forth herein.

CUSIP No. 16942M207	Page 3 of 8 Pages

SCHEDULE 13D

1	NAME OF REPORTING PERSON
Wang, Jiayin

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [	]
(b) [	]

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)
[	]

6	CITIZENSHIP OR PLACE OF ORGANIZATION	The People’s Republic of China

7	SOLE VOTING POWER

NUMBER OF SHARES                                                        0

BENEFICIALLY	8	SHARED VOTING POWER

OWNED BY EACH                                                             55,500,000(1)

REPORTING PERSON	9	SOLE DISPOSITIVE POWER

WITH                                                                                     0

10	SHARED DISPOSITIVE POWER

55,500,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

55,500,000(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES
[	]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

35.9%(2)

14	TYPE OF REPORTING PERSON
IN

(1) The Reporting Persons beneficially own 43,000,000 outstanding shares of the Issuer’s Common Stock and have the right to acquire 12,500,000 shares of Common Stock within the next sixty (60) days through the automatic conversion of the Note described herein.

(2) This percentage is a fraction having its numerator as 55,500,000 shares of the Issuer’s Common Stock (the sum of 43,000,000 outstanding shares acquired on December 30, 2008 plus 12,500,000 shares that will be acquired within the next sixty (60) days), an amount equal to the aggregate number of shares owned beneficially by the Reporting Persons. The denominator of the fraction is 154,788,894 shares of the Issuer’s Common Stock (the sum of 99,288,894 outstanding shares, as set forth in the Issuer’s Quarterly Report on Form 10-Q filed on November 19, 2008, plus 55,500,000 shares acquired or to be acquired by the Reporting Persons as set forth herein.

CUSIP No. 16942M207	Page 4 of 8 Pages

SCHEDULE 13D

Item 1. Security and Issuer.

This statement relates to the Class A common stock, par value $.01 per share (the “Common Stock”) of China Health Resource, Inc., a Delaware corporation (the “Issuer”). The principal executive office of the Issuer is located at 343 Sui Zhou Zhong Road, Suining City, Sichuan Province, P.R. China, 629000.

Item 2. Identity and Background.

Reporting Persons: This statement is filed by Sichuan Yinfa Resource Development Co., Ltd. (“Yinfa Resource”) and Wang, Jiayin (the “Controlling Shareholder”, together, the “Reporting Persons”). The Controlling Shareholder is also the President and a director of the Issuer.

Business Office Address: The principal business office of Yinfa Resource is: No. 188 Xishan Road, Chuanshan District, Suining City, Sichuan Province, P.R. China, 629000. The principal business office of Controlling Shareholder is: 343 Sui Zhou Zhong Road, Suining City, Sichuan Province, P.R. China, 629000.

Principal Business: The principal business of Yinfa Resource is focusing on developing and commercializing Dahurian Angelica Root, a popular traditional Chinese medicine. The principal business of the Controlling Shareholder is to serve as the President and a director of the Issuer and the controlling shareholder of Yinfa Resource.

Five Year Information: During the five years prior to the date hereof, neither the Reporting Persons nor related persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in such person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Citizenship: The Reporting Persons are citizens of the People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Property Trust Agreement (the “Trust Agreement”), dated December 16, 2008, and as detailed in Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the U.S. Securities and Exchange Commission on December 23, 2008 (the “8-K”), Guo, Lei (the “Trustee”) holds a forestry property located in Heiwengtang Valley, Xianping Forestry, Pingwu County, Mianyang City, Sichuan Province, P.R. China (the “Leased Property”) on behalf of Yinfa Resource. In connection with the Contract of Lease of Property (the “Lease Agreement”) entered into between the Issuer and the Trustee, dated December 19, 2008 and as detailed in Exhibit 10.2 of the 8-K, the Trustee acquired 43,000,000 shares of the Issuer’s Common Stock and the Note (as defined below), issued in consideration for the license to use the Leased Property (the “Securities”). The Trustee has the right to acquire an additional 12,500,000 within sixty (60) days of this Schedule 13D pursuant to the terms of the Note.

No part of the purchase price of the Securities was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the Securities.

CUSIP No. 16942M207	Page 5 of 8 Pages

Item 4. Purpose of Transaction.

The Securities were acquired for investment purposes and are subject to restrictions on transfer in accordance with U.S. federal securities laws. The Securities were issued in reliance upon an exemption from the registration requirements of the Securities Act of 1933, as amended, in accordance with Regulation S promulgated thereunder. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer. Neither Reporting Persons nor any related persons has any present plans which relate to or would result in:

(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer other than pursuant to the terms of the Convertible Promissory Note;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Issuer;

(f) Any other material change in the Issuer's business or corporate structure;

(g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a) Yinfa Resource is the record owner of 35.9% of 154,788,894 shares of the Common Stock that would be outstanding upon the conversion of the Note within the next sixty (60) days. As the controlling shareholder of Yinfa Resource, Controlling Shareholder may be deemed to own beneficially 35.9% of 154,788,894 shares of the Common Stock that would be outstanding upon the conversion of the Note within the next sixty (60) days. The Trustee disclaims beneficial ownership of the Securities.

(b) The Reporting Persons have shared power to vote or to direct the vote of the Securities.

(c) The Reporting Persons have not effected any other transaction in the Common Stock during the last 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Securities beneficially owned by the Reporting Persons.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities.

Pursuant to that certain Amended and Restated Convertible Promissory Note (the “Note”), dated January 21, 2009, and as detailed in Exhibit 10.3 of the Issuer’s Current Report on Form 8-K/A filed with the SEC on January 26, 2009 (the “8-K/A”), the Issuer promised to pay the Trustee, $5,710,994.00 (the “Principal Amount”), together with simple interest from December 30, 2008 at the fixed annual rate of one and one-half percent (1.50%). The Principal Amount and all accrued and unpaid interest will

CUSIP No. 16942M207	Page 6 of 8 Pages

automatically be converted in four (4) tranches into shares of the Issuer’s Common Stock on the dates set forth below and at the following fixed prices (each, the “Mandatory Conversion,” each fixed price, the “Conversion Price”). The Conversion Price is not subject to any adjustment in the event of any stock split, stock dividend, reverse stock split or similar recapitalization event affecting such shares. The Mandatory Conversion shall be implemented as follow:

(1)       On March 30, 2009, outstanding principal in the amount of $2,500,000, plus accrued and unpaid interest to the date of conversion, at the Conversion Price of $0.20 per share of the Common Stock;

(2)       On December 30, 2009, outstanding principal in the amount of $1,000,000, plus accrued and unpaid interest to the date of conversion, at the Conversion Price of $0.40 per share of the Common Stock;

(3)       On March 30, 2010, outstanding principal in the amount of $1,000,000, plus accrued and unpaid interest to the date of conversion, at the Conversion Price of $1.00 per share of the Common Stock; and

(4)       On December 30, 2010, the balance of the outstanding principal in the amount of $1,210,994, plus accrued and unpaid interest to the date of conversion, at the Conversion Price of $1.50 per share of the Common Stock.

Item 7. Material to be Filed as Exhibits.

The foregoing description of the Trust Agreement and the Lease Agreement are qualified in their entirety by reference to the Trust Agreement and Lease Agreement, copies of which are filed as Exhibits 10.1 and 10.2 respectively, to the 8-K and such Exhibits are incorporated herein by reference. The foregoing description of the Note is qualified in its entirety by reference to the Note, copy of which is filed as Exhibit 10.3, to the 8-K/A and such Exhibit is incorporated herein by reference.

The following exhibit is filed herewith:

Exhibit 1 – Agreement regarding filing of joint Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

EXECUTED this 11th day of February, 2009.

/s/ Wang, Jiayin

Wang, Jiayin

SICHUAN YINFA RESOURCE

DEVELOPMENT CO., LTD.

By:	/s/ Wang, Jiayin
Wang, Jiayin
Director

EXHIBIT 1

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.

EXECUTED this 11th day of February, 2009.

/s/ Wang, Jiayin

Wang, Jiayin

SICHUAN YINFA RESOURCE

DEVELOPMENT CO., LTD.

By:	/s/ Wang, Jiayin
Wang, Jiayin
Director